NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES CLOSING OF

NORTHEAST ALBERTA ACQUISITION AND

CONFIRMS MAY 2005 DISTRIBUTION

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION IN THE UNITED STATES

Calgary, Alberta – May 17, 2005 (TSX – PMT.UN) Paramount Energy Trust ("PET" or the "Trust") announced today the completion of the previously announced acquisition by the Trust of certain natural gas properties and related assets in northeast Alberta (the "Northeast Alberta Acquisition") for $290 million less closing adjustments to the effective date of January 1, 2005.  With the successful closing of the Northeast Alberta Acquisition, holders of the Trust’s 9,500,000 subscription receipts (the "Subscription Receipts") will receive one PET Trust Unit per Subscription Receipt.  In addition the maturity date of the Trusts 6.25% convertible debentures (the “6.25% Debentures”) was automatically extended to June 30, 2010 upon closing of the Northeast Alberta Acquisition.

The gross proceeds from the offering of Subscription Receipts have been released to PET from escrow and used along with the proceeds of the 6.25% Debentures to pay part of the purchase price for the Northeast Alberta Acquisition.  With the closing of the Northeast Alberta Acquisition, trading in the Subscription Receipts will be halted, and the Subscription Receipts will remain halted until the close of business today, May 17, 2005 at which time they will be de-listed.  Holders of Subscription Receipts will receive one Trust Unit for each Subscription Receipt held, effective today, May 17, 2005.  Holders of Subscription Receipts on May 17, 2005 will also receive a payment equivalent to the amount of the cash distribution paid to Unitholders of PET on May 16, 2005.  As the Subscription Receipts trade in the "book-entry" system and no individual certificates are issued except in limited circumstances, holders of Subscription Receipts are not required to take any action in order to receive the Trust Units to which they are entitled.

PET is also pleased to confirm that its distribution to be paid on June 15, 2005 in respect of income received by PET for the month of May 2005, for Unitholders of record on May 31, 2005, will be $0.22 per Trust Unit.  The ex-distribution date is May 27, 2005. This brings cumulative distributions in respect of PET’s income in 2005 to $1.10 per Trust Unit and cumulative distributions paid since the inception of the Trust to-date to $6.164 per Trust Unit, representing a return of approximately 122 percent in the form of distributions alone on the Trust’s February 2003 Rights Offering at the start-up of the Trust which was priced at $5.05 per Trust Unit.

PET expects that monthly cash distributions will be sustainable at $0.22 per Trust Unit for the remainder of 2005 and for the foreseeable future, based upon the Trust’s current hedges and the forward market for natural gas prices, however distributions are subject to change as dictated by actual conditions.  With the Trust’s current estimates for production and cash flow, incorporating the Northeast Alberta Acquisition, this level of distribution reflects an estimated payout ratio of approximately 70 percent of PET’s current distributable income. PET is currently producing in excess of 175 MMcf/d.

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET's trust units are listed on the TSX under the symbol "PMT.UN".  Further information with respect to PET can be found at its website at www.paramountenergy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., administrator of Paramount Energy Trust

Suite 500, 630 - 4th Avenue S.W., Calgary, AB T2P 0J9

Telephone:  (403) 269-4400

Fax:  (403) 269-6336

Email:

info@paramountenergy.com

Susan L. Riddell Rose, President and Chief Executive Officer

Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer

Sue M. Showers, Investor Relations Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

ADVISORY: Certain information regarding Paramount Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil ands gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Readers are cautioned that the foregoing list of factors is not exhaustive.  Additional information on these and other factors that could affect PET’s operations or financial results are included in PET's reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at PET's website (www.paramountenergy.com) or by contacting Paramount Energy Trust. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and PET does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.